 November 19, 2021

VIA EDGAR

John Hodgin
Division of Corporation Finance
Office of Energy and Transportation
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Phoenix Capital Group Holdings, LLC
Draft Offering Statement on Form 1-A
Filed September 16, 2021
CIK: 0001818643

Dear Mr. Hodgin:

This letter is submitted on behalf of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated October 6, 2021 with respect to the Issuer’s Draft Offering Statement on Form 1-A (CIK No. 0001818643), filed with the Commission on September 16, 2021 (the “Draft Offering Statement”). This letter is being submitted contemporaneously with the filing of the first amendment of the Offering Statement (the “First Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Draft Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the First Amendment.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

General Information as to Our Company, page 25

1.
Revise your document to include the disclosures required by Subpart 229.1200 of Regulation S-K.  See Part II Item7(c) of Form 1-A. Please note that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of Subpart 229.1200.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment on pages 26-29, which includes disclosures required by Subpart 229.1200 of Regulation S-K. Please note the Issuer did not include disclosure related to any drilling activities because the Issuer does not engage in such activities.

Notes to Financial Statements for the Year Ended December 31, 2020 and 2019, page F-27

2.
Revise your document to include the disclosures required by FASB ASC Section 932-235-50. See Part F/S(b)(6) of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment on pages F-40 and F-41, which includes disclosures required by FASB ASC Section 932-235-50.

Note 3 Oil and Gas Properties – Mineral Rights, Overriding Royalty Interest, and Non-Participating Interests, page F-31

3.
Revise your disclosure to clarify if the figures for the unique mineral rights holdings and the related net mineral acres held in 2019 and 2020 are net of the amounts you indicate were divested during the same periods.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment on page F-31, which clarifies those figures are net of the divestitures.

4.
Reconcile for us the figures presented on page F-31 and disclosure on page 22 indicating you have roughly 175 mineral assets as of the time of the offering circular.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment on page 22, which reconciles the amount of mineral assets.

Non-Operated Working Interests (Leases and Unleased Minerals), page F-32

5.
Expand your disclosure to further describe the non-operated working interests you held as of December 31, 2020 and 2019. For example, we note disclosure on page F-12 of the 10.4% non-operated working interest in Adams County, Colorado operated by Great Western Oil and Gas and the description provided on your website of a non-operated working interest operated by Kraken Operating, LLC.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment on page F-32, which further describes the non-operated working interests that the Company held as of December 31, 2020 and 2019.

General

6.
We note your disclosure on page 2 of your offering circular that you have the right to extend your offering beyond the third anniversary of the date of qualification for an additional year. As it appears that your offering may extend beyond three years, please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment on page 18 under “The Offering” and elsewhere, which clarifies the Company’s intentions related to any extension of the offering.

Very truly yours,

/s/ Thomas Rhys James
Thomas Rhys James

cc:          Lindsey Wilson (via electronic mail)
Robert R. Kaplan, Jr., Esq.
Michael Beville, Esq. (via electronic mail)

RHYS JAMES | Partner
rjames@kv-legal.com | p 804.823.4041 | f 804.823.4099